Exhibit 3.1
Amendment No. 1 to Amended and Restated Bylaws
Section 3.1 to the Amended and Restated Bylaws of Actuate Corporation is hereby amended and restated in its entirety as follows:
3.1 The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to an amendment to this bylaw adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies in previously authorized directorships at the time any such amendment is presented to the Board of Directors for adoption). The authorized number of directors shall decrease from six (6) to five (5) effectively immediately prior to the 2010 annual meeting of stockholders of the Company. Directors need not be stockholders.